Exhibit 99.2

Catalent, Inc.	John Chiminski
14 Schoolhouse Road	Chair & Chief Executive Officer
Somerset, NJ 08873
T (732) 537-6200
F (732) 537-5932
www.catalent.com

July 3, 2018

Dear Juniper Team,

As you heard today from Nikin Patel, Catalent is excited about the prospect of joining your great team with ours. I wanted to reach out to you directly to tell you a little more about our company and to echo what Nikin has already told you: your skills and expertise are an important part of our future. This acquisition will bring together two companies with complementary capabilities and shared values. Like you, our first commitment is to those who rely on the life-saving, life-enhancing products we deliver. Together, we can bring more transformative therapies to people around the world.

From pharmaceuticals and biologics to consumer health products, Catalent is the industry leader in drug development solutions and advanced drug delivery technologies. Every year we reliably supply:

•	72 billion doses of 7,000 products

•	1 in every 20 doses taken globally

•	1,000+ customers in 80+ countries

•	180+ new product launches

Above all, we operate with a patient-first mindset, which drives our commitment to operational and regulatory excellence and innovation.

You should also know that Catalent doesn’t enter into these types of deals lightly. Our standards for acquisitions are high. Your company possesses all the characteristics we look for: an experienced, values-minded team; an impressive breadth of products and capabilities; a strong reputation for customer service and operational excellence; and capacity to grow. Further, the Nottingham location will allow us to establish an early-stage formulation and development center of excellence in Western Europe to complement our U.S.-based early drug development facilities in San Diego and Somerset, NJ.

As we’ve come to know your company, we have also come to appreciate the successes you’ve had. We intend to build on those achievements and look forward to welcoming your company into ours.

Sincerely,

John Chiminski

Chair and CEO